Free Writing Prospectus Dated October 24, 2019
Filed Pursuant to Rule 433 of the Securities Act of 1933
Registration Statement Numbers 333-211924,
333-214531, 333-233576 and 333-230457

ROSH HASHANAH / COMMUNITY

Silverstein's Preferred Apartment Communities Dazzle

Preferred Apartment Communities co-founder and president Leonard Silverstein discusses his journey and modern apartment real estate.

October 23, 2019, 1:44 pm



Three Ravinia is an 876,730-square-foot development located in Atlanta's Central Perimeter commercial district.

Leonard Silverstein presides over $5 billion in assets as co-founder, vice chairman of the board and president of Preferred Apartment Communities (NYSE: APTS), headquartered in Atlanta.

PAC's portfolio includes Class A multifamily, office and grocery-anchored shopping center properties in 41 markets and 15 states, mostly in the Southeast, Mid-Atlantic and Texas.

"We primarily focus on acquiring multifamily communities located in MSAs [with] one million-plus residents, like Atlanta, where we see strong demographic and economic growth trends," Silverstein said. "The average age of our communities is only around five years old, and we are all about our residents, for whom we emphasize amenities, security and beautiful landscaping."

He added, "Our acquisition strategy also focuses on well-leased Class A office properties located in our targeted markets, while our grocery-anchored shopping center strategy focuses on assets anchored by the number one or two leading grocer in the submarket."

Silverstein, who is from Alabama, excelled at Vanderbilt University in both undergraduate work in political science and math, then at law school where he was associate managing editor of the law review.

Outside of business, Silerstein had a most unusual hobby as a crew member racing a J-Class sailboat internationally, and counts as a life-highlight serving the Atlanta Jewish community.



Leonard Silverstein says that serving as president of the American Jewish Committee was one of the highlights of his life.

Find out what energizes this real estate guru.

Jaffe: How did the Silversteins end up in Mobile?

Silverstein: We have interesting characters from both sides. Mom's family came through Ellis Island to Mobile, and Dad's family settled in Brooklyn. While serving in the Air Force near Mobile, he met Mom and settled there. A combination of both families would show grocers, insurance and collection agents, and real estate entrepreneurs. Interestingly, Mayer Mitchell, my second cousin out of Mobile, was a former president of AIPAC.

Jaffe: How did you transition from law to real estate?

Silverstein: I practiced in the areas of securities, corporate finance, and mergers and acquisitions at Powell, Goldstein, Frazer & Murphy from '83 to '94, and then Long Aldridge & Norman from '94 to 2004. There I met a new client, John Williams, founder of Post Properties.

Following his retirement from Post in 2004, I left LAN to partner with him and became the COO/general counsel of the newly formed Corporate Holdings LLC. We raised $500 million in capital commitments across three separate funds, which we invested in about $1.5 billion of assets and developments.

Coming out of the 2008 recession, we launched (2011) "from scratch" Preferred Apartment Communities with an IPO of common stock on the NYSE AMEX exchange. In 2015, we transferred PAC's listing to the New York stock exchange. Note that John, recently deceased, was a visionary and tremendous partner.

Jaffe: Describe Preferred Apartment's portfolio?

Silverstein: We started in Class A multifamily, later expanded into grocery-anchored (Publix, Kroger and Harris Teeter) shopping centers, and in 2016 added Class A office buildings. PAC owns about 60 percent multifamily communities (including student housing), 20 percent office buildings, and 20 percent grocery-anchored centers.

In Atlanta alone, we own over 1,560 Class A apartment units, the Three Ravinia office building on Ashford Dunwoody, several buildings in Armour Yards, and 14 grocery-anchored shopping centers, including Cherokee Plaza Shopping Center on Peachtree and Roswell Wieuca Shopping Center with Goldberg's and Fresh Market.

Jaffe: Your family stays busy?

Silverstein: My wife (Ellen Frauenthal) is a concierge physician. I tease her about being a "throwback" to Marcus Welby since her practice focuses on making house calls.

My children are well on their way: My son started a music company that uses artificial intelligence to create original score music; one daughter is a pediadontic resident; the other is a medical student. I have tried my best to be a great father, instilling Judaism in our family, giving back to our community, attending school functions, coaching soccer teams, and even serving as a lacrosse scorekeeper!

Jaffe: What is your involvement in the Jewish community?

Silverstein: I was active on The Temple board and am past president of the American Jewish Committee, Atlanta region, where I continue to serve on its board of trustees. Leading the AJC was one of the highlights of my life. It's a tremendous worldwide organization. Jaffe: Elaborate on your boating gig. Silverstein: Williams and I raced three-plus sailboat regattas a season at venues like Newport, Europe, and the British Virgin Islands. John’s boat was a replica of Harold Stirling Vanderbilt’s 1937 America’s Cup winner, Ranger. I was one of 36 crew members and typically worked on the bow. READ MORE: · real estate · Marcia Caller Jaffe · Leonard Silverstein · The Ravinia · Preferred Apartment Communities Preferred Apartment Communities, Inc. ("PAC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents PAC has filed with the SEC for more complete information about PAC and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, with respect to the offering (i) of up to 1,500,000 Units consisting of 1,500,000 shares of Series A Redeemable Preferred Stock and Warrants to purchase 30,000,000 shares of Common Stock, (ii) the offering of up to 500,000 shares of Series M Redeemable Preferred Stock, and (iii) the offering of up to 1,000,000 shares of Series M1 Redeemable Preferred Stock or Series A1 Redeemable Preferred Stock, PAC's dealer manager, Preferred Capital Securities, LLC, will arrange to send you the prospectus if you request it by calling toll-free at (855)330-6594.